04004240

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramius Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Ave., 26th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew M. Strober (212) 845-7950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York,	New York	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2004
WASH, D.C. 181

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew M. Strober, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramius Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

SAMANTHA ADDONIZIO
NOTARY PUBLIC, State of New York
No. 02AD5044719
Qualified in New York County
Commission Expires 6/5/07

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Ramius Securities, L.L.C.
Financial Statements and Supplementary Schedules
Table of Contents

Ramius Securities, L.L.C.

Statement of Financial Condition
As of December 31, 2003

Ramius Securities, L.L.C.
Statement of Financial Condition
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Ramius Securities, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ramius Securities, L.L.C. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

Ramius Securities, L.L.C.

Statement of Financial Condition
As of December 31, 2003

Assets

Cash and cash equivalents		$ 25,653
Receivable from brokers		8,640,283
Investments		
Securities owned on deposit at the clearing brokers, at market or fair value (cost $72,941,979)	$ 105,379,089	
Other investments, at fair value (cost $10,951,426)	25,649,918	131,029,007
Interest and dividends receivable		388,922
Unrealized gain on swap transactions, at fair value		1,045,424
Receivable for securities borrowed		717,682,620
Other assets		471,884
Total assets		$ 859,283,793

Liabilities and Member's Capital

Liabilities	
Securities sold, but not yet purchased, at market or fair value (proceeds $29,047,412)	$ 34,922,315
Payable to brokers	19,021,004
Interest and dividends payable	48,400
Unrealized loss on swap transactions, at fair value	440,366
Accrued expenses and other liabilities	1,856,236
Payable for securities loaned	719,939,520
Total liabilities	776,227,841
Member's capital	83,055,952
Total liabilities and member's capital	$ 859,283,793

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Ramius Securities, L.L.C. (the "Company"), a Delaware limited liability company formed on July 1, 1996, became registered as a broker-dealer under Federal and Delaware securities laws in May of 1997. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities as the Company operates as an introducing broker-dealer firm, and accordingly, claims exemption from Securities and Exchange Commission Rule 15c3-3 based upon section (k)(2)(ii).

2. Significant Accounting Policies

Securities, including options, listed on a national securities exchange are stated at quoted market values. Purchases and sales of securities are recorded on a trade-date basis.

Securities that are not listed on a national securities exchange (including convertible bonds, distressed debt, corporate bonds and warrants) are stated at fair value as determined in good faith by the Company's member (the "Member") after consideration of various factors, including the type of investment, restrictions on disposition and quotations from other market participants. Securities for which market quotations are not readily available are stated at fair value by the Member, based on a pricing model utilizing various inputs, including among other things, volatility rates and credit spreads.

Other investments are primarily comprised of investments in affiliated private investment funds ("Investee Funds") and securities for which market quotations are not readily available. Investee Funds are valued by the Member based on the Company's share in the net assets of the underlying Investee Fund. Factors considered by Investee Funds in valuing their underlying investments include, but are not limited to, the type of investment, purchase price, marketability, current financial condition and operating results, and other pertinent information.

The fair values assigned to investments by the Member may differ from the values that would have been used had a ready market existed for these investments, and the differences could be material.

Equity swaps are valued at fair value based on a pricing model which, when the underlying assets are freely transferable and are either listed on a national exchange or traded over-the-counter, are valued by reference to the prices of the underlying assets in accordance with the provisions set forth above. Credit default swaps are valued at fair value based on a pricing model that utilizes quoted inputs, including among other things, yield curves and recovery rates.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

The Company considers investments in money market funds and other highly liquid investments with original maturities of three months or less which are deposited with a bank to be cash equivalents.

No provision for federal, state and local income taxes has been made in the accompanying statement of financial condition as the individual members of the Company's member are responsible for their proportionate share of the Company's taxable income.

Securities and other assets and liabilities denominated in foreign currencies are translated to U.S. dollar amounts at the date of valuation. Purchases and sales of securities denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of the transactions.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Investments

Securities owned

Securities owned and securities sold, but not yet purchased, at December 31, 2003 consist of the following:

	Securities Owned	Securities Sold, but Not Yet Purchased
Common stock	$ 52,204,229	$ 34,476,833
Convertible bonds	38,088,652	163,710
Distressed debt	3,728,311	235,000
Preferred stock	634,399	-
Corporate bonds	1,868,315	-
Options	290,475	46,772
Rights and warrants	8,564,708	-
	$ 105,379,089	$ 34,922,315

Derivatives

With respect to the Company's trading in derivative instruments, the following table summarizes the open contractual or notional amounts as of December 31, 2003 and the year-end fair values (which are also the carrying values):

	Year-End Notional/ Contracts Amount	Fair Value at December 31, 2003	
		Assets	Liabilities
Equity options	$ 15,698,000	$ 290,475	$ 46,772
Rights and warrants	46,263,519	8,564,708	-
Equity swaps	16,779,900	803,324	155,019
Credit default swaps	4,982,170	242,100	285,347

The Company engages in investments with off-balance-sheet risk in the normal course of trading securities. These investments include securities sold, but not yet purchased and option contracts which have been written. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted prices and thereby create a liability to purchase the securities in the market at prevailing prices. In addition, if an option written by the Company is exercised, then the Company would be obligated to purchase the security in the market at the prevailing price. Accordingly, these transactions involve, to varying degrees, elements of market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, or options exercised, may exceed the amount recognized in the statement of financial condition.

All option positions are stated at fair value in the accompanying statement of financial condition. As a writer of options, the Company receives premiums in exchange for bearing the risk of unfavorable changes in the market or fair values of the underlying instruments. The market risk of options held is limited to the fair value of the options.

Swap transactions are stated at fair value with unrealized gains reported as an asset and unrealized losses reported as a liability on the statement of financial condition.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

The Company has borrowed from other brokers and dealers, securities having a market value of $697,624,348 and has given cash collateral with a value of approximately $717,682,620. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed. At December 31, 2003, the Company has loaned securities having a market value of $697,471,538 and has received cash collateral with a value of approximately $719,939,520.

Other investments
At December 31, 2003, other investments of the Company included an investment in the following Investee Fund:

- RCG Carpathia Master Fund, Ltd., which is managed by the Member, invests primarily in private debt claims purchased and publicly traded securities of bankrupt, distressed, and restructured companies purchased and sold short. The fund engages in short sales for both hedging and investment purposes. The fair value included in other investments was $11,043,671.

Through its other investments, the Company is subject to market and credit risk from investment and derivative transactions entered into by the Investee Funds. The Company's risk is embedded in its interest in each of these underlying investments.

At December 31, 2003, other investments of the Company also includes certain positions for which the Company is restricted from disposing of its holdings. Such shares are valued by the Member at a discount to the quoted market price. At December 31, 2003, securities valued in this manner approximated $14,087,652. In addition, a principal of the Member serves on the board of directors of this company.

4. Receivable from/Payable to Brokers

The clearing operations for the Company's securities transactions are provided by several brokers. At December 31, 2003, amounts payable to and receivable from brokers reflected in the statement of financial condition are amounts due to and from such brokers. Proceeds from short sales equal to the market value of securities sold, but not yet purchased, are restricted until the Company purchases the securities sold short. All securities owned are on deposit at the clearing brokers and can be rehypothecated by the clearing brokers. The Company is subject to credit risk should these brokers be unable to fulfill their obligations.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2003, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through clearing brokers, the Company believes there is no maximum amount assignable to this right.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company had net capital of $35,904,060 at December 31, 2003, which exceeded the minimum requirement of $375,000 by $35,529,060.

6. Related-Party Transactions

In addition to its interests in the Investee Funds, the Company's investments consist primarily of co-investments made with various private investment funds managed by the Member.